Exhibit 99.1

Foresight Receives $1 Million Investment from RH Electronics at $4.08 per ADS

The two companies also signed binding agreements for a strategic alliance to develop FPGA- and ASIC-based solutions for Foresight’s QuadSight™ four-camera vision system.

Ness Ziona, Israel – January 30, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it entered into a development services agreement, a binding memorandum of understanding (MOU) for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. According to the agreement, RH, a primary contractor in the manufacturing and assembly of electronic systems, will invest in Foresight, while Foresight will retain RH’s services for a multi-phase project to develop FPGA and ASIC solutions for Foresight’s QuadSight™ vision system.

Under the investment agreement, RH will purchase approximately 1% of Foresight’s issued and outstanding share capital for a total consideration of $1,000,000 at a price per ADS of approximately $4.08 (reflecting the price of NIS 3.00 per ordinary share), representing a 133% premium over the share market price on Nasdaq and TASE as of January 28, 2019. The closing of the investment agreement is subject to customary closing conditions and is expected at the beginning of February 2019.

"This is an important transaction for Foresight which will help us to achieve our technological goals and expand our development. We aim to integrate our technology into semi-autonomous and autonomous vehicles, and I believe these agreements are a significant step toward reaching this goal,” said Haim Siboni, CEO of Foresight. “In addition, RH’s investment in Foresight at a high premium over the market price represents a significant display of confidence in the company and its technology, making RH an ideal partner for Foresight’s vision.”

“This collaboration with Foresight is of strategic importance to us,” said Yacov Rozenberg, chairman of the board of RH. “We expect that our alliance with Foresight will contribute to the growth of RH, and this investment in the company will be our initial foothold in the automotive industry.”

Under the development services agreement, Foresight has retained RH’s services, mainly through its approved contractor, E.G.M. Ton-Son Ltd., to design, develop and produce prototypes of a chip-based FPGA solution embedding Foresight’s proprietary image processing software for the QuadSight™ four-camera vision system. The FPGA-board platform offers substantial performance and cost benefits for long-term mass production in comparison with other off-the-shelf alternatives such as CPU boards. Pursuant to the agreement, RH will provide a proof of concept for an FPGA-board platform by the end of 2019. The basic consideration payable to RH (mainly to Ton-Son) under the development agreement (without taking into consideration possible future changes in Foresight requirements, which will be charged on an hourly basis) aggregates to approximately $1.25 million. The consideration will be paid in several installments, contingent upon achievement of agreed milestones.

Foresight has also retained RH’s manufacturing services under a separate binding MOU. The MOU covers the relationship between the parties for non-mass production of QuadSight™ system units if requested by Foresight.

The issued ordinary shares will be restricted for a period of six months under Israeli securities laws. The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd, develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

About RH Electronics Ltd.

Established in 1984, RH is a leading EMS (Electronics Manufacturing Services) and CM (Contract Manufacturing) provider based in Nazareth Elite, Israel, with factories around the world, including in the United States, Europe and China.

RH has advanced production technologies in the fields of electronics PCBA, mechanics, cables and machining. RH is active in the field of top turnkey solution of design, engineering, testing, manufacturing and subcontracting services.

RH supports a variety of customers in the digital printing, semiconductor machines, medical, defense and security, communication and industrial applications. In parallel, RH has a special program “From Conception to Perfection” that supports start-up companies in order to accelerate new product introduction processes.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the closing of RH’s investment, joining forces with RH Electronics Ltd. for a strategic alliance, and that the transactions will help Foresight to achieve technological goals and expand development. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654